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THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8374 Fax

November 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher R. Bellacicco, Esq.

Re:	Goldman Sachs Private Middle Market Credit LLC

Preliminary Proxy Statement

File Number: 814-01215

Dear Mr. Bellacicco:

On behalf of Goldman Sachs Private Middle Market Credit LLC, a Delaware limited liability company (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-01215) filed with the SEC on November 8, 2024 (the “Preliminary Proxy Statement”) in a telephone conversation on November 19, 2024 between Christopher R. Bellacicco of the Staff and Thomas J. Friedmann and John E. Alessi of Dechert LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Preliminary Proxy Statement.

1.

On page 4 in the “Questions and Answers about the PMMC Special Meeting and the Merger” section, please bold the language “at a price below the then net asset value per unit” contained in the response to the question “What items will be considered and voted on at the PMMC Special Meeting?”

Response:

As requested, the Company will revise the disclosure to place the language “at a price below the then net asset value per unit” in bold.

2.

On page 4 in the “Questions and Answers about the PMMC Special Meeting and the Merger” section the response to the question “What will happen if the Merger Proposal or Merger Unit Issuance Proposal are not approved by the required vote?” states that the closing of the Merger is conditioned on the “satisfaction or waiver of certain other closing conditions.” Please consider briefly discussing such closing conditions here.

United States Securities and
Exchange Commission
November 20, 2024
Page 2

Response:

As requested, the Company will add disclosure describing the additional closing conditions to the Merger set forth in the Merger Agreement.

3.

Reference is made to page 4 in the “Questions and Answers about the PMMC Special Meeting and the Merger” section and the question “Will PMMC incur expenses in soliciting proxies?” Please supplementally confirm to the Staff that the Company will not use any proxy solicitors. If proxy solicitors will be used, please disclose the material terms of such agreement, the anticipated costs and the party that is paying the costs. Reference is made to Item 4 of Schedule 14A.

Response:

The Company supplementally advises the Staff that, following the filing of the Preliminary Proxy Statement, the Company has engaged Broadridge Financial Solutions Inc. (“Broadridge”) to assist the Company in its solicitation of proxies for the Merger. The Company will revise the disclosure to reflect the material terms of its agreement with Broadridge, the anticipated costs of Broadridge’s solicitation services and that the Company will bear such costs.

4.

Reference is made to page 6 in the “Questions and Answers about the PMMC Special Meeting and the Merger” section and the question “How much will Pantheon pay for PMMC and how will Pantheon pay the Per Unit Member Consideration?” Please revise the response to reflect how Pantheon will pay the Per Unit Member Consideration.

Response:

As requested, the Company will add disclosure to the response describing how Pantheon will pay the Per Unit Member Consideration.

5.

If applicable, please briefly describe any substantial interest in the Merger, direct or indirect, by security holdings or otherwise, of each person who has been a director or executive officer of the Company since the beginning of the last fiscal year. Reference is made to Item 5, subsection A.1 of Schedule 14A.

Response:

The Company respectfully advises the Staff that the Company has disclosed the interests of the Company’s directors and executive officers in the Merger under the heading “The Merger” and subheading “Interests of PMMC’s Directors and Executive Officers in the Merger” on page 44 of the Preliminary Proxy Statement and has further disclosed on page 69 of the Preliminary Proxy Statement, under the heading “Security Ownership of Certain Beneficial Owners and Management,” the security ownership of the Company’s directors and executive officers. In addition, there is a reference to the page 44 disclosure on page 13 in the “Summary Term Sheet.” For additional clarity, the Company will add a cross-reference to the security ownership table in

United States Securities and
Exchange Commission
November 20, 2024
Page 3

its disclosure on page 44 of the Preliminary Proxy Statement and will add a question to the “Questions and Answers Section” that asks “Do PMMC’s directors or executive officers have any interest in the Merger?” with an answer that cross-references the above-referenced disclosure on page 44 of the Preliminary Proxy Statement. The Company supplementally advises the Staff that there are no other substantial interests in the Merger, direct or indirect, by security holdings or otherwise, of any person who has been a director or executive officer of the Company since the beginning of the last fiscal year.

6.	Please confirm that the parties do not plan to rely on Rule 17a-8 in effecting the Merger.

Response:

The Company supplementally advises the Staff that the parties do not plan to rely on Rule 17a-8 in effecting the Merger, as Pantheon is not an affiliate of the Company.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Caroline Kraus, Esq., Goldman Sachs Private Middle Market Credit LLC

William J. Bielefeld, Esq., Dechert LLP

Eric S. Siegel, Esq., Dechert LLP

John E. Alessi, Esq., Dechert LLP